Exhibit 99.2      Press Release

PRESS RELEASE

November 29, 2000        For further information contact:
                                  David M. Bradley
                                  Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                                  825 Central Avenue
                                  Fort Dodge, Iowa 50501
                                  515-576-7531


                         NORTH CENTRAL BANCSHARES, INC.
                               ANNOUNCES DIVIDEND

David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.125 per share on the Company's common stock for the fiscal quarter ended December 31, 2000. The dividend will be payable to all stockholders of record as of December 15, 2000 and will be paid on January 5, 2001.

On November 20, 2000, the Company completed a 5.0% stock repurchase program. During that program the Company repurchased 102,862 shares of its outstanding common stock at the aggregate cost of $1,618,705 in open market transactions.

Recently, the Company commenced a new stock repurchase program for 100,000 shares, of which 67,500 shares remain to be repurchased. The Company has 1,921,880 shares of common stock currently outstanding.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mount Pleasant and Perry, Iowa through its wholly- owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".